

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 30, 2016

Steve Hoffman
President and Chief Executive Officer
Tyme Technologies, Inc.
48 Wall Street – Suite 1100
New York, NY 10043

> **Re:** **Tyme Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2016**
> **File No. 333-211489**

Dear Mr. Hoffman:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on a phone conversation on August 15, 2016, it is our understanding that your intent is to register a continuous offering of securities pursuant to Rule 415(a)(1)(ix) of Regulation C. However, your disclosure suggests that you are attempting to register securities to be offered on a delayed basis pursuant to Rule 415(a)(1)(x) of Regulation C, which may only be done on Form S-3. For example, you state that your securities may be sold from "time to time" and do not include specifics about the terms of the securities you are offering or your plan of distribution. Please substantially revise your disclosure throughout the registration statement to comply with Rule 415. Please refer to Rule 415 of Regulation C and Items 202 and 508 of Regulation S-K. For additional guidance, please refer to Section II.A.11 of SEC Release No. 33-6714 (May 27, 1987) and footnote 61 to Securities Act Release No. 33-7301 (May 31, 1996). After reviewing your amendment and any response, we may have additional comments.

Calculation of Registration Fee

2.   As indicated in the Note to the Registration Fee table of Form S-1, if the filing fee is calculated pursuant to Rule 457(o), the aggregate offering price for each class of securities registered for sale and the amount of registration fee for that class must appear in the fee table. Currently, you have included the amounts to be registered for each class of securities in the fee table and a total registration fee, but have not provided the amount of the fee for each class of securities in the fee table. Please revise the registration fee table accordingly.

Prospectus Cover Page

3.   Please revise your disclosure here and elsewhere in order to disclose the amount of each class of securities to be offered. For guidance, please refer to Regulation S-K Item 501(b)(2), Securities Act Rules Compliance & Disclosure Interpretations Question 227.02 and footnote 34 of Securities Act Release No. 33-6714 (May 27, 1987).

Plan of Distribution, page 24

4.   In addition to substantially revising this section to describe specifically the terms upon which the securities will be offered pursuant to comment 1, please omit references to at-the-market offerings. Note that an at-the-market offering of equity securities must come within Rule 415(a)(1)(x).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brian J. Lynch
        Drinker Biddle & Reath LLP